EXHIBIT 21

The following is a list of the Registrant’s subsidiaries:

Name:	Ownership %

Star brite Distributing, Inc.	100
Star brite Distributing Canada, Inc.	100
D & S Advertising Services, Inc.	100
Star brite StaPut, Inc.	100
Star brite Service Centers, Inc.	100
Star brite Automotive, Inc.	100
Kinpak Inc.	100
Odor Star Technology LLC.	50